FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month February, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                  .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Notice to shareholders regarding Extraordinary General Meeting to consider change in Articles and Memorandum of Association and related issues.

2.	Notice to shareholders under Section 302 of the Companies Act regarding amendment agreement with Mr. N. Srinath, Executive Director, of the terms and conditions of appointment.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By :	/s/ Harish Abhichandani
Name :	Harish Abhichandani
Title :	Deputy General Manager

Date: February 9, 2006

EXHIBIT 1

VIDESH SANCHAR NIGAM LIMITED Registered Office : Videsh Sanchar Bhavan, M.G. Road, Mumbai - 400 001.

NOTICE

NOTICE is hereby given that an Extraordinary General Meeting of Videsh Sanchar Nigam Limited will be held at 1500 hours on Wednesday, March 1, 2006, at Birla Matushri Sabhagar, New Marine Lines, Mumbai - 400 020 to transact the following business :

SPECIAL BUSINESS

Item No. 1

To consider and, if thought fit, to pass with or without modification the following Resolution as a Special Resolution :

“RESOLVED THAT pursuant to the provisions of Section 16 and other applicable provisions, if any, of the Companies Act, 1956 the Memorandum of Association of the Company (hereinafter referred to as ‘the Memorandum’) be altered by adding the following Clause after the existing Clause V in the Memorandum and the said alteration shall take effect from a date to be decided by the Board of Directors (which expression shall be deemed to include any committee thereof, authorized in that behalf) of the Company (hereinafter referred to as ‘the Board’)-

‘VI.	The Company hereby acknowledges that it shall comply with the provisions of the licences granted by Department of Telecommunications, Government of India, including the International Long Distance Service and National Long Distance Service Licence/s as amended or substituted from time to time.’

“RESOLVED FURTHER THAT the Board be and is hereby authorized to exclude and/or delete the above Clause VI from the Memorandum, after authorizing its inclusion in the Memorandum, from a date to be decided by the Board, if Government of India or a competent legal authority finally decides that the Company is not required to include the said Clause in the Memorandum.”

Item No. 2

To consider and, if thought fit, to pass with or without modification the following Resolution as a Special Resolution :

“RESOLVED THAT pursuant to the provisions of Section 31 of the Companies Act, 1956, the Articles of Association of the Company (hereinafter referred to as ‘the Articles’) be altered by adding the following Article after the existing Article 120 in the Company’s Articles of Association and the said alteration shall take effect from a date to be decided by the Board of Directors (which expression shall be deemed to include any committee thereof, authorized in that behalf) of the Company (hereinafter referred to as “the Board’) -

‘Compliance with License conditions

Article 121. The Company hereby acknowledges that it shall comply with the provisions of the licences granted by Department of Telecommunications, Government of India, including the International Long

Distance Service and National Long Distance Service Licence/s as amended or substituted from time to time.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to exclude and/or delete the above Article 121 from the Articles, after authorizing its inclusion in the Articles, from a date to be decided by the Board, if Government of India or a competent legal authority finally decides that the Company is not required to include the said Article in the Articles.”

By Order of the Board of Directors

Satish Ranade

Company Secretary & Chief Legal Officer

Dated : January 31, 2006

Registered Office :

Videsh Sanchar Bhavan,

M. G. Road, Mumbai - 400 001.

NOTES :

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

2. The Explanatory Statement of Material Facts pursuant to Section 173 (2) of the Companies Act, 1956, is attached to this notice relating to items of special business under Item No. 1 and 2 above.

3. All documents referred to in the accompanying Notice and Explanatory Statement are open for inspection by the Members at the Registered Office of the Company on all working days between 11.00 a.m. to 1.00 p.m. up to the date of Extraordinary General Meeting.

4. Members seeking any information are requested to write to the Registered Office of the Company at least ten days in advance so as to enable the Company to keep the information ready.

5. Members who hold shares in the dematerialised form are requested to bring their Client ID and DP ID numbers for easy identification of attendance at the Extraordinary General Meeting.

6. Members may kindly note that, for security reasons, no handbags or parcels of any kind will be allowed inside the meeting hall and those may have to be deposited outside the meeting hall on the counter provided, at the Members’ own risk.

Annexure to the Notice dated January 31, 2006

Explanatory statement of material facts issued pursuant to the provisions of Section 173 of the Companies Act, 1956 in respect of Item 1 & 2.

As the members and shareholders of the Company are aware, the Company has been duly licensed to carry on various telecommunications activities including International Long Distance Services (ILD), National Long Distance Services (NLD). The Company has entered into Licence Agreement(s) with the Department of Telecommunications, Government of India in relation to the provision of certain telecommunication services.

The Department of Telecommunications (DoT) in the Government of India has amended certain conditions of ILD and NLD licenses issued to the Company and other operators. These amendments have been issued by DoT pursuant to the Press Note No. 5 dated 3rd November, 2005 issued by the Department of Industrial Policy & Promotion in the Ministry of Commerce & Industry, Government of India, enhancing the Foreign Direct Investment (FDI) ceiling for certain telecommunication services from 49% to 74% and have been made applicable even to those licencee companies which do not have and which do not wish to have FDI exceeding 49% of total paid-up equity capital.

The Company has requested the Government not to apply the provisions of the Press Note to the companies which do not have and do not wish to enhance FDI beyond 49%.

According to the Press Note, a transition period of 4 months (i.e. till 2nd March, 2006) has been allowed to comply with the conditions. In view of the licence amendments being notified by the licensor on 14th December, 2005 the Company has requested for extension of the transition period while its representation is with the Government for consideration.

The following clause from the amended ILD and NLD licenses requires the Company to alter its Memorandum and Articles of Association :

“.Clause 1.7.(ii)

The Company shall acknowledge compliance with the licence agreement as a part of Memorandum of Association of the Company. Any violation of the licence agreement shall automatically lead to the company being unable to carry on its business in this regard. The duty to comply with the licence agreement shall also be made a part of Articles of Association.”

The Licensor has, thereafter, directed to submit an unconditional compliance to DoT to the condition mentioned in the amendment to Clause 1 by 3rd March, 2006.

Without prejudice to its contention, that the companies which do not have and do not wish to have FDI exceeding 49% of the paid-up equity capital, should not be covered under the provisions of the Press Note, as a measure of abundant precaution, the Company wants to be in readiness to alter the Memorandum of Association (“Memorandum”) and the Articles of Association (“Articles”) as per the details given in Resolutions at Items Nos. 1 and 2 of the attached Notice dated January 31, 2006.

In view of uncertainty, it is proposed that after these alterations are approved by the Members, the Board be authorised to decide :

a)	whether and when to include these clauses in the Memorandum and/or in the Articles; and

b)	to exclude and/or delete these clauses from the Memorandum and/or from the Articles if Government of India or a competent legal authority decides after their inclusion that the Company is not required to do so.

The Members would be informed about the decision of the Board through Company’s website and through the Annual Report.

None of the Directors of the Company are interested or concerned in the passing of the proposed Resolutions, except as shareholders in general.

By Order of the Board of Directors

Satish Ranade

Company Secretary & Chief Legal Officer

Dated : January 31, 2006

Registered Office :

Videsh Sanchar Bhavan

M.G. Road, Mumbai - 400 001.

EXHIBIT 2

VIDESH SANCHAR NIGAM LIMITED Registered Office : Videsh Sanchar Bhavan, M.G. Road, Mumbai - 400 001.

To the Members of

VIDESH SANCHAR NIGAM LIMITED

ABSTRACT UNDER SECTION 302 OF THE COMPANIES ACT, 1956

Mr. N. Srinath, Executive Director

The Board of Directors of the Company had, at its meeting held on 13th February, 2002 appointed Mr. N. Srinath as a Whole-time Director (Operations) of the Company with effect from 13th February, 2002 for a period of five years. Further, the Board at its meeting held on 28th May, 2002 approved the terms and conditions for appointment of Mr. N. Srinath as Director (Operations), subject to the approval of the shareholders. The Company signed a Memorandum of Agreement with Mr. Srinath as Director (Operations) of the Company on 12th June, 2002. The appointment was subsequently approved by the shareholders in its meeting held on 20th August, 2002 with liberty to the Board of Directors (Board) to revise the terms as to remuneration, from time to time within the limits prescribed under the provisions of Schedule XIII or any amendment thereto for the time being in force. Accordingly, the Board in its meeting held on 31st January, 2006 approved amendments to certain terms and conditions of appointment. An amendment agreement has been signed with Mr. Srinath on 31st January, 2006. Earlier, on 9th June, 2005, the Board had approved redesignation of Mr. Srinath as Executive Director.

Mr. Srinath Narasimhan was born on July 8, 1962. He received a degree in mechanical engineering from IIT (Madras) and completed his management degree from IIM (Calcutta), specialising in marketing and systems.

Joining the Tata Administrative Services in 1986 as a probationer, Mr. Srinath has held positions in the project management, sales and marketing, and corporate functions in different Tata companies over the last 19 years. He has been responsible for setting up new projects in high-technology areas like process automation and control, computers and telecommunications. After his probation, he was a project executive in Tata Honeywell from 1987 to 1988, working on getting various approvals and the necessary project funding.

He then moved to Tata Industries as executive assistant to the chairman, an assignment he handled till mid-1992. He was part of the team that set up Tata Information Systems (later Tata IBM). In June 1992 he moved into that company full-time for the next six years, during which period he handled a number of assignments in sales and marketing. In March 1998, he returned to Tata Industries as General Manager (Projects) and worked with Tata Teleservices in this capacity for a year. In April 1999, he moved to Hyderabad as chief operating officer responsible for the operations of the Tata Teleservices. In late 2000 he took over as chief executive officer of Tata Internet Services, a position he held till February 2002, when he moved to VSNL as director (operations).

As required under Section 302 of the Companies Act, 1956, abstract of the terms and conditions of the amendment agreement dated 31st January, 2006 with Mr. Srinath as Executive Director of the Company, together with the memorandum of concern or interest, is given below :

1.	Clause 4 (IV) (a) of the Agreement dated 12th June, 2002 shall be amended to read as follows :-

“4.(IV)(a) - Residential Accommodation - The Company shall provide Company owned / leased accommodation to Mr. Srinath, Executive Director, and undertake its maintenance. The perquisite value of the residential accommodation provided will be calculated as per the Income Tax Rules. Alternatively, if Mr. Srinath does not avail Company owned / leased accommodation he shall be eligible to draw a House Rent Allowance @ 60% of the Basic Salary..

2.	All the other terms and conditions of the agreement dated 12th June, 2002 as amended vide amendment agreement dated 30th August, 2005 shall remain unchanged.

Memorandum of Concern or Interest

Mr. N. Srinath is concerned or interested in the terms and conditions mentioned above.

By order of the Board

Satish Ranade

Company Secretary &

Chief Legal Officer